Exhibit 99.1

The Bank of Nova Scotia

ANNUAL

INFORMATION

FORM

DECEMBER 1, 2020

TABLE OF CONTENTS

	AIF Page No.	MD&A Reference
Distribution Notice	1
Financial Data	1
Forward-looking Statements	1
CORPORATE STRUCTURE	2
Name, Address and Place of Incorporation	2
Intercorporate Relationships	2
GENERAL DEVELOPMENT OF THE BANK’S BUSINESS	2
Three-Year History	2
DESCRIPTION OF THE BANK’S BUSINESS	4
General Summary	4	pp. 45-57
Environmental, Social and Governance Strategies	8
Risk Factors	8	pp. 78-119
DIVIDENDS	8
DESCRIPTION OF THE BANK’S CAPITAL STRUCTURE	9	pp. 61-67
Common Shares	10
Preferred Shares – General	10
Certain Provisions of the Preferred Shares	10
Other Equity Instruments – Subordinated Capital Notes – General	12
Certain Provisions of the Subordinated Capital Notes	12
Constraints on Ownership of the Bank’s Shares	13
Credit Ratings of Securities and Liquidity	13
MARKET FOR SECURITIES OF THE BANK	15
Trading Price and Volume	15
Prior Sales	15
DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK	16
Directors and Board Committees of the Bank	16
Executive Officers of the Bank	18
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	19
Shareholdings of Management	20
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	20
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	21
TRANSFER AGENT AND REGISTRAR	21
CONFLICTS OF INTEREST	21
EXPERTS	21
THE BANK’S AUDIT AND CONDUCT REVIEW COMMITTEE	21
Shareholders’ Auditors	23	Table 81 on p. 138
ADDITIONAL INFORMATION	23
Schedule A – Principal Subsidiaries	25
Schedule B – Definition of Credit Ratings	26
Schedule C – Audit and Conduct Review Committee Charter	28

INFORMATION IS AT OCTOBER 31, 2020, UNLESS OTHERWISE NOTED.

Distribution Notice

When this Annual Information Form is provided to security holders or other interested parties, it must be accompanied by copies of all the documents (or excerpts thereof) incorporated herein by reference. Portions of this Annual Information Form of The Bank of Nova Scotia (the “Bank”, “Scotiabank”, “we” or “our”) dated December 1, 2020 (the “AIF”), are disclosed in the Management’s Discussion and Analysis for the year ended October 31, 2020 (the “MD&A”). The MD&A is also available on SEDAR at www.sedar.com.

Financial Data

Except as otherwise noted, all information is given at or for the year ended October 31, 2020. Amounts are expressed in Canadian dollars. Financial information is presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, unless otherwise noted.

Forward-looking Statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (“SEC”), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2020 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2020 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2020 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

CORPORATE STRUCTURE

Name, Address and Place of Incorporation

The Bank was granted a charter under the laws of the Province of Nova Scotia in 1832 and commenced operations in Halifax, Nova Scotia in that year. Since 1871, the Bank has been a chartered bank under the Bank Act (Canada) (the “Bank Act”). The Bank is a Schedule I bank under the Bank Act and the Bank Act is its charter. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, B3J 1W1 and its executive offices are at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1. A copy of the Bank’s by-laws is available on www.sedar.com.

Intercorporate Relationships

Each international principal subsidiary of the Bank is incorporated or established and existing under the laws of the jurisdiction in which its principal office is located, with the exception of Scotia Holdings (US) Inc. which is incorporated and existing under the laws of the State of Delaware. Each Canadian principal subsidiary of the Bank is incorporated or established and existing under the laws of Canada, with the exception of: 1832 Asset Management L.P., Scotia Capital Inc. and Scotia Securities Inc. which are incorporated or established and existing under the laws of the Province of Ontario.

The Bank’s principal subsidiaries are listed on Schedule A.

GENERAL DEVELOPMENT OF THE BANK’S BUSINESS

Three-Year History

As reported in accordance with IFRS, for the fiscal year ended October 31, 2020, the Bank’s net income attributable to common shareholders was $6,582 million, down from $8,208 million in 2019. The Bank’s net income attributable to common shareholders was $8,361 million in 2018. Earnings per share (on a diluted basis) for the fiscal year ended October 31, 2020 was $5.30 compared to $6.68 in 2019 and $6.82 in 2018.

Return on equity for the fiscal year ended October 31, 2020 was 10.4%, compared to 13.1% in 2019 and 14.5% in 2018. In fiscal 2020, the Bank’s actual dividend payout ratio was 66.3% compared to 51.9% in 2019 and 47.7% in 2018.

For additional information on the Bank’s businesses, see the descriptions provided below and on pages 45 to 57 of the MD&A.

Certain acquisitions and dispositions that have influenced the general development of the Bank’s business over the past three years are summarized below, for additional information on acquisitions and divestitures, see note 37 to the Bank’s consolidated financial statements for the year ended October 31, 2020.

On May 31, 2020, the Bank completed the sale of its banking operations in the British Virgin Islands to Republic Financial Holdings Limited.

On January 31, 2020, the Bank completed the sale of its banking and insurance operations in El Salvador, including Scotiabank El Salvador, its subsidiaries and Scotia Seguros to Imperia Intercontinental Inc.

On December 31, 2019, the Bank completed the sale of its operations in Puerto Rico and the U.S. Virgin Islands (“USVI”) to Oriental Bank, a subsidiary of OFG Bancorp.

On December 3, 2019, the Bank completed the sale to reduce its 49% interest in Thanachart Bank Public Company Limited (“TBank”) in Thailand, upon receiving regulatory approvals and satisfying closing conditions. As part of agreements entered into with ING Groep N.V., TBank, Thanachart Capital Public Co., Ltd. and TMB Bank Public Company Limited (“TMB”) in August 2019, the Bank sold its 49% interest in TBank in exchange for cash and an approximately 6% ownership interest in the form of common shares in TMB. As per the agreements, TBank became a wholly-owned subsidiary of TMB.

On October 31, 2019, the Bank completed the sale of its banking operations in Anguilla, Dominica, Grenada, St. Kitts & Nevis, St. Lucia, St. Maarten and St. Vincent & the Grenadines to Republic Financial Holdings Limited.

On April 30, 2019, the Bank completed the sale of Scotia Crecer AFP and Scotia Seguros, its pension and related insurance businesses in the Dominican Republic, to Grupo Rizek.

On March 1, 2019, the Bank acquired 97.44% of the voting shares of Banco Dominicano del Progreso, a bank with operations in Dominican Republic in exchange for total consideration of $440 million in cash. The acquired business forms part of the International Banking business segment.

On October 3, 2018, the Bank completed the acquisition of MD Financial Management Inc. (“MD”) from the Canadian Medical Association (“CMA”), for approximately $2.7 billion. MD is Canada’s leading provider of financial services to physicians and their families, with more than $49 billion in assets under management and administration. The Bank and the CMA have entered into a 10-year affinity agreement under which the Bank will commit to pay $115 million over the next 10 years to support the advancement of the medical profession and health care in Canada. MD forms part of the Canadian Banking business segment.

On July 6, 2018, the Bank completed the acquisition of 68.2% of Banco Bilbao Vizcaya Argentaria, Chile, 100% of BBVA Seguros Vida S.A., 100% of Servicios Corporativos S.A., 68.1% of Inmobiliaria e Inversiones S.A. and 4.1% of Inversiones DCV S.A. (together, “BBVA Chile”) for approximately US$2.2 billion. The Bank consolidated 100% of BBVA Chile’s assets and liabilities and recorded a non-controlling interest of 31.8%. The acquired business forms part of the International Banking business segment.

On June 30, 2018, the Bank’s Colombian subsidiary, Scotiabank Colpatria S.A., completed the acquisition of Citibank’s consumer (retail and credit cards) and small and medium enterprise operations in Colombia. This acquisition forms part of the International Banking business segment.

On May 1, 2018, the Bank completed the acquisition of Jarislowsky Fraser Limited, an independent investment firm with approximately $40 billion in assets under management on behalf of institutional and high net worth clients, for approximately $978 million.

DESCRIPTION OF THE BANK’S BUSINESS

General Summary

Scotiabank is a Canadian-headquartered bank and financial services provider in the Americas. We help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets.

For the year ended October 31, 2020, the Bank’s four business operating segments are: Canadian Banking, International Banking, Global Banking and Markets and Global Wealth Management.

Canadian Banking provides a full suite of financial advice and banking solutions, supported by an excellent customer experience, to over 11 million Retail, Small Business and Commercial Banking customers. It serves these customers through its network of 952 branches and 3,540 automated banking machines (ABMs), as well as online, mobile and telephone banking, and specialized sales teams. Canadian Banking also provides an alternative self directed banking solution to over two million Tangerine Bank customers.

International Banking has a strong and diverse franchise with more than 10 million Retail, Corporate, and Commercial customers. The Bank is served by a network of more than 1,400 branches, 5,200 ATMs and 22 contact centres.

Global Banking and Markets (“GBM”) provides corporate clients with lending and transaction services, investment banking advice and access to capital markets. GBM is a full-service wholesale bank in the Americas, with operations in 21 countries, serving clients across Canada, the United States, Latin America, Europe and Asia-Pacific.

Global Wealth Management is focused on delivering comprehensive wealth management advice and solutions to clients across the Bank’s footprint. Global Wealth Management serves over 1.5 million investment fund and advisory clients across 14 countries – managing over $500 billion in assets.

A more complete description of services provided by each of the Bank’s major business lines is available in the MD&A, on pages 45 to 57 inclusive, and those pages are herein incorporated by reference.

Competition

The Canadian banking system consists of numerous banks and other financial institutions. Certain large Canadian banks are required by law to be widely held because their equity exceeds a threshold of $12 billion. These banks compete nationwide through extensive branch networks, ABMs, telephone, internet and mobile banking offerings. In total, the Canadian system includes 36 domestic banks, 28 foreign banks and more than 300 credit unions and caisses populaires. More broadly, the Canadian financial services industry includes thousands of institutions such as life insurance companies, property and casualty insurers, consumer finance companies, independent investment dealers and independent retail mutual fund management companies.

Competition is reflected in the range of products and services offered, innovation in features, services, technology and delivery, as well as the various pricing schemes adopted. Canada ranks 9th in the world in terms of its financial market development, according to the 2019 Global Competitiveness Report of the World Economic Forum. Additionally, a greater number of service providers in the Canadian marketplace are offering alternative channels and competition in the payments space. The increased number of new entrants into the financial services sector in recent years has also underscored an enhanced level of competition.

Scotiabank is a financial services provider in the Americas. In providing these services and products, the Bank competes with local and international banks and other financial institutions.

Supervision and Regulation in Canada

As a Canadian Schedule I Bank, the Bank’s activities in Canada are governed by the Bank Act, which is one of four main federal statutes governing the financial services industry in Canada. The other three statutes cover trust and loan companies, insurance companies and co-operative credit associations.

In accordance with the Bank Act, an organization may engage in and carry on the business of banking and such business generally as pertains to the business of banking. The Bank Act grants Canadian chartered banks broad powers of investment in the securities of other corporations and entities, but imposes limits upon substantial investments. Under the Bank Act, generally a bank has a substantial investment in a body corporate when (a) voting rights attached to the voting shares beneficially owned by the bank and by entities controlled by the bank exceed 10% of the voting rights attached to the outstanding voting shares of the body corporate, or (b) the total number of shares of the body corporate that are beneficially owned by the bank and entities controlled by the bank represent more than 25% of the total shareholders’ equity of the body corporate. In addition, under the Bank Act, a bank has a substantial investment in an unincorporated entity where the ownership interests in such entity beneficially owned by that bank and by entities controlled by that bank exceed 25% of all ownership interests in such entity. A Canadian chartered bank is permitted to have a substantial investment in entities whose activities are consistent with those of certain prescribed permitted substantial investments. In general, a bank will be permitted to invest in an entity that carries on any financial services activity. Further, a bank may generally invest in entities that carry on commercial activities that are related to the promotion, sale, delivery or distribution of a financial product or service. A bank may also invest in entities that provide professional investment management to closed-end funds and mutual funds, engage in the distribution of mutual funds and provide consulting and agency services for real property or service financial institutions and the bank may have downstream holding companies to hold these investments. In certain cases, the approval of the Minister of Finance (the “Minister”) or the Superintendent of Financial Institutions Canada (the “Superintendent”) is required prior to making the investment and/or the bank is required to control the entity. Canadian chartered banks may offer through their branch network credit or charge-card related insurance, creditors’ disability insurance, creditors’ life insurance, creditors’ loss of employment insurance, creditors’ vehicle inventory insurance, export credit insurance, mortgage insurance and travel insurance. Outside bank branches, a bank may offer insurance only in the limited circumstances prescribed by the Bank Act.

Without Minister approval, no person or group of associated persons may own more than 10% of any class of shares of the Bank. No person may be a major shareholder of a bank if the bank has equity of $12 billion or more (which includes the Bank). A person is a major shareholder of a bank if: (a) the aggregate of shares of any class of voting shares beneficially owned by that person and that are beneficially owned by any entities controlled by that person is more than 20% of that class of voting shares; or (b) the aggregate of shares of any class of non-voting shares beneficially owned by that person and that are beneficially owned by any entities controlled by that person is more than 30% of that class of non-voting shares. Ownership of the Bank’s shares by Canadian or foreign governments is prohibited under the Bank Act. However, in 2009 certain amendments were made to the Bank Act that provide for limited circumstances in which the Canadian federal government may be permitted to acquire shares of a bank, including the Bank, if the Minister and Governor in Council were to conclude that to do so would promote stability in the financial system. While the government holds any shares of a bank, including the Bank, the Minister may impose certain terms and conditions, including conditions on the payment by the Bank of dividends on any of its shares.

The Superintendent is responsible to the Minister for the administration of the Bank Act. The Superintendent is required to make an annual examination of each bank to ensure compliance with the Bank Act and to ensure that each bank is in sound financial condition. The report of the Superintendent’s examination is submitted to the Minister. The Bank is also required to disclose certain financial information. The Bank is subject to regulation by the Canada Deposit Insurance Corporation and the Financial Consumer Agency of Canada, and the activities of the Bank in Canada are subject to various other federal statutory provisions, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act which applies to all of the Bank’s businesses in Canada. The activities of the Bank’s trust subsidiaries and insurance subsidiaries are regulated in Canada under the Trust and Loan Companies Act and the Insurance Companies Act, respectively, and under provincial laws in respect of their activities in the provinces. Certain activities of the Bank and its subsidiaries acting as securities brokers, dealers (including investment and mutual fund dealers), underwriters and advisors (including investment counsel and portfolio managers) are regulated in Canada under provincial securities legislation and, in some cases, by self-regulatory organizations, such as the Investment Industry Regulatory Organization of Canada for broker dealers and the Mutual Fund Dealers Association for mutual fund dealers.

Bank Recapitalization (Bail-In) Regime

On September 23, 2018, the regulations under the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”) and the Bank Act (collectively, the “Bail-In Regulations”) which provides the details of conversion, issuance and compensation regimes for bail-in instruments issued by domestic systemically important banks, including the Bank, came into force. Pursuant to the CDIC Act, in circumstances where the Superintendent of Financial Institutions has determined that the Bank has ceased, or is about to cease, to be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that he or she is of the opinion that it is in the public interest to do so, grant an order directing CDIC to convert all or a portion of certain shares and liabilities of the Bank into common shares of the Bank. For a description of the Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank reference is made to the Bank’s website under Regulatory Disclosures for Fixed Income Investors1 . The information on our website does not form part of this Annual Information Form.

International Supervision and Regulation

Capital adequacy for Canadian banks is regulated by the Office of the Superintendent of Financial Institutions, Canada (“OSFI”) and subject to the revised capital adequacy requirements as published by the Basel Committee on Banking Supervision (BCBS) and commonly referred to as Basel III. Additional information on the regulatory capital of the Bank and developments facing the Bank are described under the headings “Regulatory capital” and “Regulatory capital developments during the year in response to COVID-19” on pages 61-62 of the MD&A, respectively, and those sections are incorporated herein by reference.

Automatic Exchange of Information

Under the initiative of the Organization for Economic Co-Operation and Development, many countries have committed to automatic exchange of information relating to accounts held by tax residents of signatory countries, using a Common Reporting Standard (“CRS”). Canada’s automatic exchange of financial account information arrangements with jurisdictions, other than the U.S., has been implemented in accordance with the CRS and the implementation of the CRS legislation in Canada was effective July 1, 2017. The Bank meets all obligations imposed under the CRS, in accordance with local laws, in Canada and all applicable jurisdictions in which it operates.

Supervision and Regulation Outside Canada – Key Jurisdictions

United States

The activities of the Bank and its subsidiaries in the U.S. are subject to federal and state supervision, regulation and examination by bank regulatory and other governmental agencies. The Bank is subject to the Bank Holding Company Act of 1956 (“BHCA”) and the International Banking Act of 1978 and associated regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). The Federal Reserve Board and other banking regulators oversee the operation of the Bank’s branches, offices and subsidiaries in the U.S. The SEC, state securities regulators and self-regulatory organizations, such as the Financial Industry Regulatory Authority, regulate its broker-dealer subsidiary and the Commodity Futures Trading Commission (“CFTC”) oversees the Bank’s swaps and commodities trading and clearing businesses.

The Bank is a “financial holding company” under the BHCA. This status allows a broad range of financial activities to be undertaken in the U.S. Provisions of the Federal Reserve Act place certain limitations and restrictions on the transactions that the Bank’s U.S. branch and agency can engage in with affiliates of the Bank.

The Bank, as a non-U.S. bank with U.S. operations, is required by the U.S. Bank Secrecy Act as amended by the USA PATRIOT Act of 2001, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. Failure of a financial institution to comply with these requirements could have serious legal and reputational consequences for the institution.

[1]	Visit webpage at https://www.scotiabank.com/ca/en/about/investors-shareholders/regulatory-disclosures/canadian-bank-resolution-powers-including-bail-in.html.

The Bank is also subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). Dodd-Frank Act reforms include heightened consumer protection, revised regulation of over-the-counter derivatives markets, restrictions on proprietary trading and the ownership and sponsorship of private investment funds by banks and their affiliates (referred to as the Volcker Rule), imposition of heightened prudential standards, and broader application of leverage and risk-based capital requirements. The Volcker Rule impacts our global activities as its reach extends to the Bank and each of its subsidiaries and affiliates (subject to certain exceptions and exclusions). The Bank has an enterprise wide compliance program to meet the requirements of the Volcker Rule, which became effective on July 21, 2015. During 2019, the five federal agencies responsible for overseeing the Volcker Rule passed certain changes to the Rule, which are not material to the Bank’s operations.

The Bank is subject to the enhanced prudential standards and early remediation requirements of sections 165 (implemented by Regulation YY) and 166 of the Dodd-Frank Act (the “FBO Rule”) for bank holding companies and foreign banking organizations. With respect to foreign banking organizations, the overall intent of Section 165 and Regulation YY is to strengthen the regulation of the U.S. operations of foreign banking organizations by requiring home country capital certification consistent with the Basel capital framework, home country capital stress tests comparable to U.S. standards, maintenance of a liquidity buffer for U.S. branches and agencies and establishment of a U.S. risk committee with the appointment of a U.S. Chief Risk Officer. The Bank has a Chief Risk Officer for the U.S., a U.S. Risk Committee and complies with the FBO Rule. The Bank is not currently required to form a U.S. intermediate holding company under the FBO Rule. On October 2019, the Federal Reserve finalized its rules to further tailor the regulatory framework for enhanced prudential standards and the U.S. Basel III capital and liquidity requirements applicable to domestic banking organizations and foreign banking organizations (FBOs), with which the Bank is complying.

The SEC has taken several steps toward completing its regulatory framework for security-based swap dealers and majority security-based swap participants, as required under the Dodd-Frank Act. The SEC unanimously adopted final rules providing the registration process for security-based swap dealers and majority security-based swap participants, including the detailed forms that registrants will be required to file. The Bank, which is currently registered as a swap dealer with the CFTC, anticipates registering as a security-based swap dealer with the SEC in 2021.

Mexico

Grupo Financiero Scotiabank Inverlat, S.A. de C.V. is an “affiliate holding company” pursuant to the Law for the Regulation of Financial Groups of Mexico and the Rules for the Establishment of Foreign Affiliate Financial Institutions of Mexico. The governing authority is the Ministry of Finance of Public Credit of Mexico and the supervising and regulatory authorities are the Central Bank of Mexico, the National Banking and Securities Commission and the National Commission for the Protection of the Users of Financial Services.

Peru

Scotiabank Peru S.A.A. is a “banking company” pursuant to the Law of the Banking System, Insurance and Private Pension Funds Administrators and applicable rules for financial groups enacted by the Superintendency of Banking System, Insurance and Private Pension Funds Administrators (“SBS”) and the Superintendency of Securities Market (“SMV”). Beside SBS and SMV, the other governing authorities are the Central Bank of Peru, and the National Institution for the Defense of Competition and Intellectual Property, in charge, among other functions, of the protection of consumers of financial services.

Pursuant to SBS and SMV regulations on ownership and control of supervised companies, Scotiabank Peru S.A.A. also reports on its holding company shareholder Scotia Peru Holdings S.A.

Chile

Scotiabank Chile (“Scotiabank Chile”) is a special stock corporation governed by the provisions of the General Banking Act and by the provisions applicable to listed corporations contained in the Corporations Act. It is supervised by the Financial Markets Commission (CMF), which is an autonomous institution related to the Chilean Government through the Ministry of Finance. Scotiabank Chile is also governed by the Central Bank of Chile and the National Consumer Service (Sernac), the latter being responsible for, among other functions, consumer protection with regards to financial services, in accordance with the provisions of the Financial Consumer Protection Act. Scotiabank Chile’s subsidiaries are supervised by the CMF, according to their respective business lines.

Colombia

Scotiabank Colpatria S.A., a subsidiary of the Bank, is a bank incorporated in compliance with the regulations of the Financial Superintendence of Colombia (Superintendencia Financiera de Colombia or “SFC”). The SFC is the supervisor of the national banking, insurance, pension funds, and securities markets under Colombian laws, with the purpose of assuring their stability, efficiency and transparency, as well as maintaining and fostering a sound and balanced development of the financial system as a whole, while protecting the interests of the public in Colombia. The SFC is responsible for inspecting, supervising and controlling Scotiabank Colpatria S.A. Additionally, the SFC promotes, organizes and develops regulations in order to ensure the protection of investors, depositors, shareholders and stakeholders. The SFC is also responsible for financial customer protection.

United Kingdom

In respect of its London Branch, the Bank is authorized in the United Kingdom by the Prudential Regulation Authority (“PRA”) and subject to regulation by the Financial Conduct Authority (“FCA”) and limited regulation by the PRA. Scotiabank Europe plc, a wholly owned subsidiary of the Bank in the United Kingdom, is authorized by the PRA and regulated by the FCA and the PRA. Scotiabank Europe plc’s prudential supervisor is the PRA and its conduct supervisor is the FCA.

Other Jurisdictions

Outside of the U.S., Mexico, Peru, Chile, Colombia and the United Kingdom, each of the Bank’s branches, agencies and subsidiaries, many of which are banks in their own right, is also subject to the regulatory requirements of the jurisdiction in which it conducts its business.

On March 11, 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. Absent any medical approaches to slow the spread of the virus, governments around the world implemented a number of measures to curtail the outbreak and slow its progression. Information on the impact of COVID-19 on the Bank is described on pages 25-27 inclusive of the MD&A and those pages are incorporated here by reference. Certain other regulatory developments facing the Bank are described on pages 126 to 128 inclusive of the MD&A and those pages are incorporated herein by reference.

Environmental, Social and Governance Strategies

Each year the Bank publishes its Environment, Social and Governance (ESG) Report, which provides details of the Bank’s performance related to ESG factors and progress on social, environmental and governance policies and strategies. This document and additional information can be found in the Corporate Responsibility section of the Bank’s website at www.scotiabank.com/sustainability.

Risk Factors

The risks faced by the Bank are described on pages 78 to 119 inclusive of the MD&A and those pages are incorporated herein by reference.

DIVIDENDS

Restrictions on payment of dividends and retirement of shares

Under the Bank Act, the Bank is prohibited from declaring any dividends on its common or preferred shares or redeeming, purchasing or otherwise retiring such shares when the Bank is, or would be placed by such a declaration or retirement, in contravention of the capital adequacy, liquidity or any other regulatory directives issued under the Bank Act.

In the event that applicable cash distributions on any of the Scotiabank Trust Securities are not paid on a regular distribution date, the Bank has undertaken not to declare dividends of any kind on its preferred or common shares until such distributions are made in full or the twelfth month following the non-payment of such distributions. Similarly, should the Bank fail to declare regular dividends on any of its directly issued and outstanding preferred or common shares cash distributions will also not be made on any of the Scotiabank Trust Securities.

In the event that distributions on the Bank’s subordinated additional Tier 1 capital securities (NVCC) are not paid in full, the Bank has undertaken not to declare dividends on its common or preferred shares or redeem, purchase or otherwise retire such shares until the month commencing after such distributions have been made in full.

In the event that dividends to which preferred shareholders are then entitled have not been paid or sufficient funds have not been set aside to do so, the Bank has undertaken not to declare dividends on its common shares or redeem, purchase or otherwise retire its common shares.

Currently, the above limitations do not restrict the payment of dividends on or retirement of preferred shares, however, on March 13, 2020, OSFI advised federally regulated deposit taking institutions to suspend buybacks and increases to dividends in respect of its common shares as part of COVID-19 measures.

Dividend Payments

In fiscal 2020, the Bank’s actual common share dividend payout ratio was 66.3%, compared to 51.9% in 2019. The Bank has declared and paid the following dividends on its common shares and preferred shares over the past three completed financial years:

	2020	2019	2018
Common Shares	$3.600000	$3.490000	$3.280000
Series 18[1]		—	$0.418750
Series 19[1]		—	$0.374547
Series 20[2]		—	$0.902500
Series 21[2]		—	$0.691967
Series 22[3]		$0.239375	$0.957500
Series 23[3]		$0.215885	$0.736967
Series 30[4]	$0.227500	$0.455000	$0.455000
Series 31[4]	$0.331828	$0.657072	$0.516968
Series 32	$0.515752	$0.515752	$0.515752
Series 33	$0.579323	$0.742073	$0.601968
Series 34	$1.375000	$1.375000	$1.375000
Series 36	$1.375000	$1.375000	$1.375000
Series 38	$1.212500	$1.212500	$1.212500
Series 40[5]	$1.212500	$1.271475	—

(1)	On April 26, 2018, the Bank redeemed all of its issued and outstanding Preferred Series 18 and 19.
(2)	On October 26, 2018, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 20 and Series 21.
(3)	On January 28, 2019, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 22 and Series 23.
(4)	On April 27, 2020, the Bank redeemed all of its issued and outstanding Preferred Shares, Series 30 and 31.
(5)	On October 12, 2018, 12,000,000 Preferred Shares, Series 40 were issued.

DESCRIPTION OF THE BANK’S CAPITAL STRUCTURE

The following summary of the Bank’s share capital is qualified in its entirety by the Bank’s by-laws and the actual terms and conditions of such securities. For more details on the Bank’s capital structure, see pages 61 to 67 of the MD&A and notes 21 and 24 of the consolidated financial statements for the year ended October 31, 2020. The Bank incorporates those pages and notes by reference.

Common Shares

The authorized common share capital of the Bank consists of an unlimited number of common shares, without nominal or par value, of which 1,211,479,297 common shares were issued and outstanding as at October 31, 2020.

Holders of the Bank’s common shares are entitled to vote at all meetings of the shareholders of the Bank except meetings at which only the holders of preferred shares of the Bank are entitled to vote. Common shareholders are entitled to receive dividends, as and when declared on the common shares.

After the payment to the holders of the preferred shares of the amount or amounts to which they may be entitled, the holders of the Bank’s common shares shall be entitled to receive the remaining property of the Bank upon liquidation, dissolution or winding-up thereof.

Preferred Shares – General

The authorized preferred share capital of the Bank consists of an unlimited number of preferred shares without nominal or par value issuable in series. The term “Preferred Shares” shall refer to all authorized preferred shares of the Bank.

As at October 31, 2020, Non-cumulative Preferred Shares, Series 32, 33, 34, 36, 38 and 40 were outstanding. In addition, Non-cumulative Preferred Shares, Series 35, 37, 39 and 41 were authorized but are not currently outstanding.

The Preferred Shares are entitled to preference over the common shares and over any other shares of the Bank ranking junior to the Preferred Shares with respect to the payment of dividends and upon any distribution of assets in the event of liquidation, dissolution or winding-up of the Bank.

The Bank may not create, without the approval of the holders of Preferred Shares, any other class of shares ranking prior to or on a parity with the Preferred Shares, increase the authorized number of Preferred Shares or amend the provisions attaching to the Preferred Shares.

Any approval to be given by the holders of the Preferred Shares may be given by a resolution carried by the affirmative vote of not less than 66 2/3% of the votes cast at a meeting of holders of Preferred Shares at which a majority of the outstanding Preferred Shares is represented or, if no quorum is present at such meeting, at any adjourned meeting at which no quorum requirements would apply.

Effective January 1, 2013, in accordance with capital adequacy requirements adopted by OSFI, non-common capital instruments issued after January 1, 2013, including Preferred Shares, must include terms providing for the full and permanent conversion of such securities into common shares upon the occurrence of certain trigger events relating to financial viability (the Non-Viability Contingent Capital or “NVCC requirements”) in order to qualify as regulatory capital. Since January 1, 2013, all outstanding capital instruments that do not meet the NVCC requirements are considered non-qualifying capital instruments and are being phased out. Preferred Shares, Series 34, 35, 36, 37, 38, 39, 40 and 41 satisfy the NVCC requirements and were all issued or authorized after January 1, 2013.

Certain Provisions of the Preferred Shares

Dividends

The holders of the Preferred Shares will be entitled to receive either a fixed or floating rate quarterly non-cumulative preferential cash dividend, as and when declared by the Board of Directors of the Bank, subject to the provisions of the Bank Act, on the third last business day of each of January, April, July and October in each year at the rate specified in the terms of each series. If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on a series of Preferred Shares on or before the dividend payment date for a particular quarter, then the entitlement of the holders of such series of Preferred Shares to receive such dividends, or to any part thereof, for such quarter shall be forever extinguished.

The holders of the Preferred Shares, Series 32, 34, 36, 38 and 40 are entitled to receive fixed quarterly, non-cumulative cash dividends, as and when declared by the Board of Directors of the Bank, for the specified initial period as set out in the terms of each series, and thereafter the dividend rate for each series will reset every five years at the rate specified in the terms for such series.

The holders of the Preferred Shares, Series 33, 35, 37, 39 and 41 are entitled to receive floating rate quarterly, non-cumulative cash dividends, as and when declared by the Board of Directors of the Bank. No Preferred Shares, Series 35, 37, 39 or 41 are currently outstanding.

Redemption

The Preferred Shares currently outstanding will not be redeemable prior to the date specified in the terms for each series. On and after such dates for the Preferred Shares specified in the foregoing sentence and for all other series of Preferred Shares issued and outstanding as at October 31, 2020, subject to the provisions of the Bank Act and to the prior consent of the Superintendent and to certain conditions being met, the Bank may redeem at the time specified in the terms of each series all or any part of an outstanding series of Preferred Shares at the Bank’s option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed as specified in the terms of each series.

Notice of any redemption of any series of Preferred Shares will be given by the Bank at least 30 days and not more than 60 days prior to the date fixed for redemption. If less than all the outstanding Preferred Shares in any series are at any time to be redeemed, the shares to be redeemed will be redeemed pro rata, disregarding fractions.

Rights Upon Dissolution or Winding-Up

In the event of the liquidation, dissolution or winding-up of the Bank, the holders of each series of the Preferred Shares shall be entitled to receive $25.00 per Preferred Share, together with all dividends declared and unpaid to the date of payment before any amount shall be paid or any assets of the Bank distributed to the holders of any shares ranking junior to the Preferred Shares. The holders of each series of the Preferred Shares shall not be entitled to share in any further distribution of the assets of the Bank.

Restrictions on Dividends and Retirement of Shares

So long as any shares of a series of Preferred Shares are outstanding, the Bank will not, without the approval of the holders of the relevant series of Preferred Shares:

(a)

declare, pay or set apart for payment any dividends on the common shares of the Bank or any other shares ranking junior to the series of Preferred Shares (other than stock dividends payable in shares ranking junior to the series of Preferred Shares);

(b)

redeem, purchase or otherwise retire any common shares or any other shares ranking junior to the series of Preferred Shares (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the series of Preferred Shares);

(c)	redeem, purchase or otherwise retire less than all of the series of Preferred Shares; or

(d)

except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares of the Bank, redeem, purchase or otherwise retire any other shares ranking on a parity with the series of Preferred Shares;

unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative preferred shares of the Bank then issued and outstanding and on all other cumulative shares ranking on a parity with the preferred shares of the Bank and there shall have been paid or set apart for payment all declared dividends in respect of each series of non-cumulative preferred shares of the Bank (including the series of Preferred Shares) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares of the Bank.

Purchase for Cancellation

Subject to the provisions of the Bank Act, the prior consent of the Superintendent and certain conditions being met, the Bank may at any time purchase for cancellation any series of Preferred Shares outstanding, in the open market at the lowest price or prices at which in the opinion of the Board of Directors of the Bank such shares are obtainable.

Issuance of Other Series of Preferred Shares

The Bank may issue other series of preferred shares ranking on parity with the Preferred Shares without the authorization of the holders of the Preferred Shares.

Voting Rights

Subject to the provisions of the Bank Act, the holders of a series of Preferred Shares as such will not be entitled to receive notice of, attend, or vote at, any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on such series of Preferred Shares in respect of any quarter. In that event, the holders of such Preferred Shares will be entitled to receive notice of, and to attend, meetings of shareholders at which directors of the Bank are to be elected and will be entitled to one vote for each Preferred Share held. The voting rights of the holders of such series of Preferred Shares shall forthwith cease upon payment by the Bank of the first dividend on the series of Preferred Shares to which the holders are entitled subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on such series of Preferred Shares in any quarter, in which event such voting rights shall become effective again and so on from time to time.

Other Equity Instruments – Subordinated Capital Notes – General

The Bank currently has outstanding (a) US$1.25 billion 4.650% Fixed to Floating Rate Non-Cumulative Subordinated AT1 Capital Notes (NVCC) (“4.650% Subordinated Capital Notes”) and (b) US$1.25 billion 4.900% Fixed Rate Resetting Perpetual Subordinated AT1 Capital Notes (NVCC) (“4.900% Subordinated Capital Notes” and together with the 4.650% Subordinated Capital Notes, the “Subordinated Capital Notes”). The Subordinated Capital Notes have been determined to be compound instruments that have both equity and liability features. For more details, see note 24 of the consolidated financial statements for the year ended October 31, 2020.

The Subordinated Capital Notes are direct unsecured obligations of the Bank and, in the event of the Bank’s insolvency or winding-up, will rank pari passu with each other and subordinate to all of the Bank’s subordinated indebtedness and in right of payment equally with and not prior to indebtedness that ranks equally in right of payment with, or is subordinated to, the Subordinated Capital Notes (other than indebtedness which by its terms ranks subordinate to the Subordinated Capital Notes). The Subordinated Capital Notes will constitute subordinated indebtedness for the purposes of the Bank Act. In the event of the Bank’s insolvency or winding-up, the Subordinated Capital Notes will rank ahead of the Bank’s common shares and Preferred Shares.

The Subordinated Capital Notes includes terms providing for the full and permanent conversion of such securities into common shares of the Bank upon the occurrence of certain trigger events relating to NVCC requirements in order to qualify as regulatory capital.

Certain Provisions of the Subordinated Capital Notes

Distributions and Restrictions on Dividend and Retirement of Shares

Interest on the 4.650% Subordinated Capital Notes is paid semi-annually in arrears for the initial five years. Thereafter, the interest will reset quarterly and accrue at a floating rate. Interest on the 4.900% Subordinated Capital Notes is paid quarterly in arrears and will reset every five years and accrue at a fixed rate. While interest on the Subordinated Capital Notes is payable on a quarterly or semi-annual basis for the initial five year period, and quarterly thereafter, the Bank may, at its discretion, with prior notice, cancel the payments. If the Bank does not pay the interest in full to the note holders, the Bank will not declare dividends on its common shares or Preferred Shares or redeem or otherwise retire such share until the month commencing after the Bank resumes full interest payments on the Subordinated Capital Notes.

Interest will be due and payable on an interest payment date only if it is not cancelled by the Bank. Any cancelled interest payments will not be cumulative. The Bank has the sole and absolute discretion at all times and for any reason to cancel (in whole or in part), with notice to the holders of the Notes, any interest payment that would otherwise be payable on any interest payment date. As a result, the holder may not receive any interest on any interest payment date or at any other times, and the holder will have no claims whatsoever in respect of that cancelled interest.

Maturity and Redemption

The Subordinated Capital Notes have no scheduled maturity or redemption date. Accordingly, the Bank is not required to make any repayment of the principal amount of the Subordinated Capital Notes except in the event of bankruptcy or insolvency and provided that the NVCC requirements have not been triggered. The Subordinated Capital Notes are redeemable at the sole discretion of the Bank five years after their issuance and every quarter or five years, as applicable, thereafter. The Subordinated Capital Notes are also redeemable following certain regulatory or tax events, in accordance with their terms. All redemptions are subject to regulatory consent. For more details, see note 24 of the consolidated financial statements for the year ended October 31, 2020.

Purchase for Cancellation

Subject to regulatory consent, the Bank may at any time and from time to time, repurchase for cancellation any Subordinated Capital Notes in the open market, by tender or by private agreement, in any manner and at any price or at differing prices.

Events of Default

An event of default in respect of the Subordinated Capital Notes will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up, liquidate or dissolve, is ordered wound-up or otherwise acknowledges its insolvency. Neither a failure to make a payment on the Subordinated Capital Notes when due (including any interest payment, whether as a result of cancellation or otherwise) nor an NVCC automatic conversion upon the occurrence of a trigger event will constitute an event of default.

Issuance of other Senior or Pari Passu Securities

The terms governing the Subordinated Capital Notes do not limit the Bank’s ability to incur additional indebtedness or issue or repurchase securities, other than the restriction on retirement of shares noted above. The Bank may incur additional indebtedness without the authorization of the holders of the Subordinated Capital Notes.

Voting Rights

Holders of Subordinated Capital Notes are not entitled to any rights of holders of common shares, including any rights of shareholders to receive notice, to attend or to vote at any meeting of the shareholders of the Bank. If the Subordinated Capital Notes are converted into common shares of the Bank under NVCC requirements, holders of the Subordinated Capital Notes will become holders of the Bank’s common shares and will only have rights as holders of common shares.

Constraints on Ownership of the Bank’s Shares

The Bank Act contains restrictions on the issue, transfer, acquisition, beneficial ownership and voting of all shares of a chartered bank. Please refer to the section above entitled “Description of the Bank’s Business – General Summary – Supervision and Regulation in Canada” for a summary of these restrictions.

Credit Ratings of Securities and Liquidity

Credit ratings affect the Bank’s access to capital markets and borrowing costs, as well as the terms on which the Bank can conduct derivative and hedging transactions. The following ratings have been assigned to the Bank’s securities by the rating agencies noted below, which are independent third parties. Credit ratings, including stability or provisional ratings, are not recommendations to purchase, sell or hold a security as they do not comment on market price or suitability for a particular investor. Ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Ratings are subject to revision or withdrawal at any time by the rating agency. Each rating listed in the chart below should be evaluated independently of any other rating applicable to the Bank’s debt, Subordinated Capital Notes and Preferred Shares.

	Moody’s Investor Service (Moody’s)		Standard & Poor’s Ratings Services (S&P)		Fitch Ratings (Fitch)		DBRS Limited (DBRS)
	Rating	Rank(1)	Rating	Rank(1)	Rating	Rank(1)	Rating	Rank(1)
Legacy Senior Debt(2)	Aa2	2 of 9	A+	3 of 10	AA	2 of 10	AA	2 of 10
Senior Debt(3)	A2	3 of 9	A-	3 of 10	AA-	2 of 10	AA (low)	2 of 10
Short-term deposits/commercial paper	P-1	1 of 4	A-1	1 of 6	F1+	1 of 6	R-1(high)	1 of 10
Subordinated debt	Baa1	4 of 9	A-	3 of 10	A	3 of 10	A(high)	3 of 10
Subordinated debt (NVCC)(4)	Baa1	4 of 9	BBB+	4 of 10	N/A	N/A	A(low)	3 of 10
Subordinated additional tier 1 capital notes (NVCC)(4)	Baa3	4 of 9	BBB-	3 of 9	N/A	N/A	BBB (high)	4 of 10
Non-cumulative Preferred Shares	Baa3	4 of 9	BBB/P-2(5)	3 of 9 / 2 of 8	N/A	N/A	Pfd-2(high)	2 of 6
Non-cumulative Preferred Shares (NVCC)(4)	Baa3	4 of 9	BBB-/P-2 (low)(5)	3 of 9 / 2 of 8	N/A	N/A	Pfd-2	2 of 6
Outlook	Stable	N/A	Stable	N/A	Negative	N/A	Stable	N/A

(1)

Rank, according to each rating agency’s public website, refers to the assigned ratings ranking of all major assignable ratings for each debt of share class, 1 being the highest. Each assignable major rating may be modified further (+/-, high/low, 1/2/3) to show relative standing within the major rating categories.

(2)	Includes: (a) Senior debt issued prior to September 23, 2018; and (b) Senior debt issued on or after September 23, 2018 which is excluded from the bank recapitalization “bail-in” regime.
(3)	Subject to conversion under the bank recapitalization “bail-in” regime.
(4)	Non-Viability Contingent Capital (NVCC)
(5)	Canadian Scale

On April 3, 2020, Fitch Ratings affirmed the Bank’s long- and short-term issuer default ratings at ‘AA-’ and ‘F1+’. Fitch upgraded the Bank’s non-bail-in obligations including legacy senior debt, short-term (less than 400 days) senior obligations, derivative counterparty ratings (DCRs) and long-term deposit ratings by one notch to ‘AA’ and downgraded the rating of legacy (non-NVCC) subordinated debentures by one notch to ‘A’, in recognition of the build-up of total loss absorbing capital (TLAC) and other qualifying junior debt buffers to a level sufficient to recapitalize under an assumed resolution scenario. Along with other Canadian banks, Outlook was revised to Negative from Stable due to the disruption to economic activity and financial markets from the coronavirus pandemic.

On April 24, 2020, DBRS affirmed the Bank’s respective long-term issuer and short-term instruments rating of AA and R-1 (high), respectively. Trend is Stable.

On April 17, 2020, Moody’s affirmed the Bank’s respective long-term and short-term Counterparty Risk Rating and Bank Deposits Rating of Aa2 and P-1, and also affirmed the Bank’s Issuer Rating and Junior Senior Unsecured rating of A2. Outlook is Stable.

On September 14, 2020, S&P affirmed the Bank’s deposits and senior debt and short term-instruments rating of A+ and A-1, respectively. Outlook is Stable.

The Bank makes payments in the ordinary course to the credit rating agencies for the rating services associated with the assignment of the credit ratings noted above. In addition, the Bank made customary payments in respect of certain other services provided to the Bank by the aforementioned credit rating agencies.

A definition of the categories of each rating as at December 1, 2020 has been obtained from the respective rating agency’s website and is outlined in Schedule B, and a more detailed explanation may be obtained from the applicable rating agency.

MARKET FOR SECURITIES OF THE BANK

The Bank’s common shares are listed under the stock symbol “BNS” on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The Preferred Shares are listed on the TSX under the stock symbols “BNS.PR.Y” for the Preferred Shares, Series 32, “BNS.PR.F” for the Preferred Shares, Series 33, “BNS PR.E” for the Preferred Shares, Series 34, “BNS PR.G” for the Preferred Shares, Series 36, “BNS PR.H” for the Preferred Shares, Series 38, “BNS.PR.I” for the Preferred Shares, Series 40. From time to time, the Bank also has deposit notes and other securities listed on the London Stock Exchange, Singapore Stock Exchange, Swiss Stock Exchange and Taipei Exchange.

Trading Price and Volume

The following table sets out the price range and trading volume of the Bank’s securities on the TSX (as reported by Bloomberg) for the periods indicated:

	Common Shares	Preferred Shares
		Series 30(1)	Series 31(1)	Series 32	Series 33	Series 34	Series 36	Series 38	Series 40
November 2019
-High Price ($)	$76.75	$25.55	$24.95	$24.34	$24.52	$25.87	$26.04	$25.54	$19.67
-Low Price ($)	$74.51	$24.53	$24.65	$24.06	$24.09	$25.54	$25.76	$25.33	$18.31
-Volume (‘000)	65,720	154	56	172	69	331	123	298	791

December 2019
-High Price ($)	$75.59	$24.90	$25.00	$24.69	$24.62	$26.10	$26.12	$25.90	$19.98
-Low Price ($)	$64.98	$24.63	$24.68	$24.17	$24.39	$25.74	$25.91	$25.45	$18.51
-Volume (‘000)	86,893	129	30	160	139	310	274	248	1,132

January 2020
-High Price ($)	$73.80	$24.91	$24.94	$24.63	$24.61	$26.70	$26.11	$25.86	$20.76
-Low Price ($)	$71.64	$24.73	$24.78	$24.22	$24.37	$25.50	$25.67	$25.31	$19.64
-Volume (‘000)	91,379	233	35	721	493	211	478	330	678

February 2020
-High Price ($)	$74.92	$24.94	$24.99	$24.60	$24.65	$26.00	$26.16	$25.80	$20.58
-Low Price ($)	$68.85	$24.82	$24.85	$24.44	$24.42	$25.57	$25.42	$25.55	$18.74
-Volume (‘000)	91,656	217	108	497	459	193	151	346	323

March 2020
-High Price ($)	$71.17	$25.10	$25.13	$24.60	$24.53	$25.67	$25.79	$25.63	$19.00
-Low Price ($)	$46.37	$22.26	$22.05	$19.24	$18.01	$17.50	$19.00	$16.75	$12.49
-Volume (‘000)	268,000	2,622	2,913	485	140	904	781	997	752

April 2020
-High Price ($)	$58.15	$25.10	$25.11	$24.84	$24.64	$24.28	$24.88	$23.42	$18.09
-Low Price ($)	$51.87	$24.91	$24.95	$23.65	$22.84	$20.83	$21.41	$19.13	$15.01
-Volume (‘000)	167,082	101	141	289	145	635	513	808	476

May 2020
-High Price ($)	$58.54			$24.65	$24.75	$24.55	$25.30	$23.98	$18.31
-Low Price ($)	$49.11	—	—	$24.07	$23.96	$23.56	$24.36	$22.12	$16.71
-Volume (‘000)	133,947			197	171	277	1,056	638	354

June 2020
-High Price ($)	$62.07			$24.69	$24.78	$24.52	$25.23	$24.19	$17.99
-Low Price ($)	$54.20	—	—	$24.30	$24.20	$23.63	$24.50	$22.70	$17.02
-Volume (‘000)	165,542			260	69	234	335	460	276

July 2020
-High Price ($)	$57.50			$24.99	$24.84	$25.47	$25.73	$25.36	$19.98
-Low Price ($)	$53.72	—	—	$24.51	$24.39	$24.05	$24.65	$22.80	$17.30
-Volume (‘000)	136,294			271	429	537	489	577	357

August 2020
-High Price ($)	$58.99			$24.98	$24.90	$25.38	$25.69	$25.50	$20.89
-Low Price ($)	$55.00	—	—	$24.73	$24.71	$25.05	$25.30	$25.06	$19.45
-Volume (‘000)	89,905			612	276	254	418	914	246

September 2020
-High Price ($)	$56.61			$25.02	$24.91	$25.48	$25.55	$25.45	$20.99
-Low Price ($)	$53.54	—	—	$24.80	$24.58	$25.13	$25.13	$25.00	$19.81
-Volume (‘000)	156,953			492	274	227	1,391	1,590	330

October 2020
-High Price ($)	$57.93			$24.97	$24.93	$25.48	$25.57	$25.58	$20.60
-Low Price ($)	$53.20	—	—	$24.72	$24.66	$25.11	$25.21	$25.20	$19.55
-Volume (‘000)	155,484			432	72	344	1,099	956	427

(1)	Redeemed on April 27, 2020.

Prior Sales

From time to time, the Bank issues principal at risk notes, which are securities issued by the Bank for which the amount payable at maturity is determined by reference to the price, value or level of an underlying interest, including an index, exchange traded fund or a notional basket of equities or other securities. For information about the Bank’s issuance of subordinated indebtedness and other equity instruments since October 31, 2019, see notes 21 and 24 to the Bank’s consolidated financial statements for the year ended October 31, 2020, which is incorporated herein by reference.

DIRECTORS AND EXECUTIVE OFFICERS OF THE BANK

Directors and Board Committees of the Bank

The following table sets out the Bank’s directors as of December 1, 2020. The term of office of each director expires at the close of the Bank’s next annual meeting of shareholders. Information concerning the nominees proposed by management for election as directors at the annual meeting of shareholders will be contained in the Bank’s 2021 Management Proxy Circular.

Name and Place of Residence	Board Committee Memberships	Principal Occupation

Nora A. Aufreiter Toronto, Ontario, Canada (Director since August 25, 2014)	CGC – Chair HRC	Corporate Director and a former Senior Partner of McKinsey & Company, an international consulting firm

Guillermo E. Babatz Mexico City, Mexico (Director since January 28, 2014)	RC – Chair HRC	Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients

Scott B. Bonham Atherton, California, U.S.A. (Director since January 25, 2016)	ACRC CGC	Corporate Director and co-founder of Intentional Capital, a privately-held real estate asset management company

Charles H. Dallara, Ph.D. Oak Hill, Virginia, U.S.A. (Director since September 23, 2013)	ACRC RC	Advisory Partner of Partners Group and Chairman of Partners Group Board of Directors, USA, a private market investment and asset management group

Lynn K. Patterson Toronto, Ontario, Canada (Director since September 1, 2020)	ACRC RC	Corporate Director

Michael D. Penner Westmount, Quebec, Canada (Director since June 26, 2017)	ACRC CGC	Chairman and Lead Operating Director of both US Infrastructure Corporation and Enfragen Energy and a Corporate Director

Brian J. Porter Toronto, Ontario, Canada (Director since April 9, 2013)	None	President and Chief Executive Officer of the Bank

Una M. Power Vancouver, British Columbia, Canada (Director since April 12, 2016)	ACRC – Chair HRC	Corporate Director

Aaron W. Regent Toronto, Ontario, Canada (Director since April 9, 2013)	ACRC CGC HRC RC	Chairman of the Board and Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc., companies involved with the acquisition, development and operation of mining and industrial mineral assets on a global basis

Calin Rovinescu Montreal, Quebec, Canada (Director since November 1, 2020)	ACRC HRC	President and Chief Executive Officer of Air Canada, Canada’s largest full-service airline

Indira V. Samarasekera, O.C., Ph.D. Vancouver, British Columbia, Canada (Director since May 26, 2008)	CGC HRC	Senior Advisor at Bennett Jones LLP, a law firm, and a Corporate Director

Name and Place of Residence	Board Committee Memberships	Principal Occupation

Susan L. Segal New York, New York, U.S.A. (Director since December 2, 2011)	ACRC RC	President and Chief Executive Officer of the Americas Society, an organization dedicated to education, debate and dialogue in the Americas and of the Council of the Americas, a business organization whose members share a common interest in the western hemisphere

L. Scott Thomson Vancouver, British Columbia, Canada (Director since April 12, 2016)	HRC – Chair RC	President and Chief Executive Officer of Finning International Inc., the world’s largest Caterpillar equipment dealer

Benita M. Warmbold Toronto, Ontario, Canada (Director since October 29, 2018)	ACRC HRC	Corporate Director

Notes:

ACRC – Audit and Conduct Review Committee

CGC – Corporate Governance Committee

HRC – Human Resources Committee

RC – Risk Committee

All directors have held the positions, or other executive positions with the same, predecessor or associated firms, set out in this AIF for the past five years with the exception of: Michael D. Penner, who was the President and Chief Executive Officer of Peds Legwear, a clothing manufacturer and distributor until it was sold to Gildan Activewear Inc. in August 2016 and who prior to November 2018, was Chairman of the Board of Directors of Hydro-Québec; Lynn K. Patterson, who was Deputy Governor of the Bank of Canada until her retirement in July 2019; Una M. Power, who prior to March 2016, was Chief Financial Officer of Nexen Energy ULC, an energy company; and Benita M. Warmbold, who prior to July 2017, was Senior Managing Director and Chief Financial Officer of the Canada Pension Plan Investment Board.

Brian Porter is non-independent, due to his position as President and Chief Executive Officer.

Executive Officers of the Bank

The following are the Bank’s executive officers, their titles and places of residence in Canada (except as otherwise noted) as of December 1, 2020:

Name and Principal Occupation	Place of Residence

Brian J. Porter President and Chief Executive Officer	Toronto, Ontario

Rajagopal Viswanathan Group Head and Chief Financial Officer	Oakville, Ontario

Ignacio “Nacho” Deschamps Group Head, International Banking and Digital Transformation	Toronto, Ontario

Jake Lawrence Co-Group Head, Global Banking and Markets, Head, Global Capital Markets	Toronto, Ontario

James Neate Co-Group Head, Global Banking and Markets, Head, Global Corporate and Investment Banking	Mississauga, Ontario

Barbara F. Mason Group Head and Chief Human Resources Officer	Toronto, Ontario

Daniel Moore Group Head and Chief Risk Officer	Toronto, Ontario

Dan Rees Group Head, Canadian Banking	Toronto, Ontario

Michael Zerbs Group Head, Technology & Operations	Markham, Ontario

Ian Arellano Executive Vice President and General Counsel	Toronto, Ontario

Paul Baroni Executive Vice President & Chief Auditor	Toronto, Ontario

Tracy Bryan Executive Vice President, Global Operations	Whitby, Ontario

John Doig Executive Vice President, Retail Distribution	Toronto, Ontario

Glen Gowland Group Head, Global Wealth Management	Toronto, Ontario

Michael Henry Executive Vice-President, Enterprise Risk Governance	Mississauga, Ontario

Loretta Marcoccia Executive Vice President & Chief Operating Officer, Global Banking and Markets	Toronto, Ontario

Tom McGuire Executive Vice President and Group Treasurer	Toronto, Ontario

Gillian Riley Executive Vice President, President & CEO, Tangerine	Toronto, Ontario

Shawn Rose Executive Vice President and Chief Digital Officer	Toronto, Ontario

Adrián Otero Rosiles Executive Vice President and Country Head, Mexico	Mexico City, Mexico

Francisco Sardon de Taboada Executive Vice President and Country Head, Chile	Santiago, Chile

Anya M. Schnoor Executive Vice President, Caribbean, Central America and Uruguay	Toronto, Ontario

Kevin Teslyk Executive Vice President, Canadian Business Banking	Oakville, Ontario

Name and Principal Occupation	Place of Residence

Maria Theofilaktidis Executive Vice-President, Finance	Toronto, Ontario

Philip Thomas Executive Vice President, Customer Insights, Data and Analytics	Cobourg, Ontario

Miguel Uccelli Executive Vice President and Country Head, Peru	Lima, Peru

Ashley Veasey Executive Vice President & Global Chief Information Officer, Business Technology	Toronto, Ontario

Alex Besharat Executive Vice President, Canadian Wealth Management	Toronto, Ontario

Nicole Frew Executive Vice President, Chief Compliance Officer	Toronto, Ontario

Stuart Davis Executive Vice President, Financial Crimes Risk Management & Group Chief Anti-Money Laundering Officer	Toronto, Ontario

Anique Asher Executive Vice President, Finance and Strategy	Toronto, Ontario

All of the executive officers of the Bank have been actively engaged for more than five years in the affairs of the Bank in executive or senior management capacities, except: Ian Arellano, who prior to September 2017, was co-head of Torys LLP’s International Initiative and a senior partner of Torys LLP law firm; Tom McGuire, who prior to May 2018, was Treasurer of Barclays Americas and Barclays US LLC; Shawn Rose, who prior to June 2016, was Group Chief Product Officer at Moneysupermarket (MSM) Group PLC; Adrián Otero Rosiles, who prior to February 2019, was Head of Wholesale Banking and Head of Investment Banking of BBVA Bancomer and Ashley Veasey, who prior to February 2018 was the Chief Information Officer and Chief Digital Officer for Barclays Bank.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the best of the Bank’s knowledge, the Bank confirms that no director or executive officer of the Bank:

(a)

is, as at the date of this AIF or has been within the last 10 years, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued:

(i)	while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

(b)

is, as at the date of this AIF, or has been within the last 10 years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, or within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

To the best of the Bank’s knowledge, none of the directors or executive officers of the Bank have been subject to (a) any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or have entered into a settlement agreement with a Canadian securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Shareholdings of Management

To the knowledge of the Bank, the directors and executive officers of the Bank as a group own, or exercise control or direction over, less than one per cent of the outstanding common shares of the Bank. The Bank’s directors or executive officers own, or exercise control or direction over, less than one percent of the outstanding shares of any of the Bank’s subsidiaries.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

In the ordinary course of business, the Bank and its subsidiaries are routinely defendants in, or parties to a number of pending and threatened legal actions and regulatory proceedings, including actions brought on behalf of various classes of claimants. In view of the inherent difficulty of predicting the outcome of such matters, the Bank cannot state what the eventual outcome of such matters will be. However, based on current knowledge, management does not believe that liabilities, if any, arising from pending litigation or regulatory proceedings will have a material adverse effect on the Consolidated Statement of Financial Position or results of operations of the Bank.

Legal provisions are established when it becomes probable that the Bank will incur an expense related to a legal action and the amount can be reliably estimated. Such provisions are recorded at the best estimate of the amount required to settle any obligation related to these legal actions as at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation. Management and internal and external experts are involved in estimating any amounts that may be required. The actual costs of resolving these claims may vary significantly from the amount of the legal provisions. The Bank’s estimate involves significant judgement, given the varying stages of the proceedings, the fact that the Bank’s liability, if any, has yet to be determined and the fact that the underlying matters will change from time to time. As such, there is a possibility that the ultimate resolution of those legal actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Furthermore, the Bank and its subsidiaries may be subject to penalties or sanctions imposed by regulatory authorities or enter into settlement agreements with regulatory authorities from time to time. As the Bank and its subsidiaries are subject to numerous regulatory authorities around the world, fees, administrative penalties and sanctions may be categorized differently by each regulator. Any such penalties imposed under these categories against the Bank and its subsidiaries, however, are not material, nor would they likely be considered important to a reasonable investor in making an investment decision, and would include penalties such as late filing fees. The Bank and its subsidiaries have not entered into any material settlement agreements with a court relating to securities legislation or with a securities regulatory authority.2

On November 5, 2015, the Bank and its New York Agency entered a written agreement (the “Agreement”) with the Federal Reserve Bank of New York and the New York State Department of Financial Services relating to the New York Agency’s Bank Secrecy Act/Anti-Money Laundering Program. The Bank has committed significant resources to addressing the findings in the Agreement and has made significant enhancements to its BSA/AML and sanctions program.

On August 19, 2020, the Bank announced that it entered into a Deferred Prosecution Agreement (“DPA”) with the U.S. Department of Justice (the “DOJ”). Additionally, the Commodity Futures Trading Commission (the “CFTC”) issued three separate orders against the Bank (collectively, the “Orders”). The DPA and the Orders (together, the “Resolutions”) resolve the DOJ’s and CFTC’s previously disclosed investigations into the Bank’s activities and trading practices in the metals markets and related conduct as well as pre-trade mid-market marks and related swap dealer compliance issues.

Under the terms of the Resolutions, the Bank made aggregate payments to the DOJ and CFTC of approximately $127.5 million (USD) and has agreed to retain an independent compliance monitor. Under one of the orders, the CFTC will defer

[2]

National Instrument 14-101 limits the meaning of “securities legislation” to Canadian provincial and territorial legislation and “securities regulatory authority” to Canadian provincial and territorial securities regulatory authorities.

proceedings to suspend or revoke the Bank’s provisional registration as a swap dealer subject to the Bank’s implementation of a remediation plan, among other conditions.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best of the Bank’s knowledge, the Bank confirms that there are no directors or executive officers or any associate or affiliate of a director or executive officer with a material interest in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Bank.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the Bank’s transfer agent and registrar at the following addresses: Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 and Computershare Trust Company N.A., 250 Royall Street, Canton, Massachusetts, 02021, U.S.

CONFLICTS OF INTEREST

To the knowledge of the Bank, no director or executive officer of the Bank has an existing or potential material conflict of interest with the Bank or any of its subsidiaries.

EXPERTS

The Bank’s Shareholders’ Auditors are KPMG LLP, Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, M5H 2S5. KPMG LLP is independent of the Bank within the meaning of the Rules of Professional Conduct / Code of Ethics of various Canadian provincial institutes/ordre and within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies and any applicable legislation or regulation.

THE BANK’S AUDIT AND CONDUCT REVIEW COMMITTEE

A copy of the Bank’s Audit and Conduct Review Committee charter is attached to this AIF as Schedule C and can also be found on the Bank’s website at www.scotiabank.com in the Corporate Governance section.

The following directors are members of the Audit and Conduct Review Committee as of December 1, 2020: Una M. Power (Chair and financial expert), Scott B. Bonham, Charles H. Dallara, Lynn K. Patterson, Michael D. Penner, Aaron W. Regent, Calin Rovinescu, Susan Segal and Benita Warmbold. All of the members of the Committee are financially literate and independent as defined by Canadian and United States securities law. The Bank’s Board of Directors has designated each of Una M. Power, Aaron W. Regent and Benita M. Warmbold as an ‘audit committee financial expert’, as that term is defined by United States securities laws.

The education and related experience (as applicable) of each Audit and Conduct Review Committee member is described below.

Una M. Power (Chair) – Ms. Power is corporate director and the former Chief Financial Officer of Nexen Energy ULC, a former publicly-traded energy company that is a wholly-owned subsidiary of CNOOC Limited. During her 24 year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

Scott B. Bonham – Mr. Bonham is a corporate director and the co-founder of Intentional Capital, a privately held real estate asset management company. From 2000 to 2015, he was co-founder of GGV Capital, an expansion stage venture capital firm with investments in the U.S. and China. Prior to GGV Capital, he served as Vice President of the Capital Group Companies, where he managed technology investments across several mutual funds from 1996 to 2000. Mr. Bonham has a B.Sc. (in electrical engineering) from Queen’s University and an M.B.A. from Harvard Business School.

Charles H. Dallara – Dr. Dallara is an Advisory Partner of Partners Group and Chairman of Partners Group Board of Directors, USA, a private market investment and asset management group, based in Switzerland. He has 44 years of industry experience. Dr. Dallara was Chairman of the Americas and a member of the Board of Directors of Partners Group Holding AG until 2019. Prior to joining Partners Group in 2013, Dr. Dallara was the Managing Director and Chief Executive Officer of the Institute of International Finance from 1993 to 2013. Previously, he was a Managing Director at J.P. Morgan & Co. In addition, Dr. Dallara has held senior positions in the U.S. Department of the Treasury and with the IMF. He holds a B. Sc. (in Economics) from the University of South Carolina, a M.A., a M.A.L.D. (in Law & Diplomacy) and a Ph.D. from the Fletcher School of Law and Diplomacy at Tufts University.

Lynn K. Patterson – Ms. Patterson served as Deputy Governor of the Bank of Canada (“BoC”) from May 2014 until her retirement from the BoC in July 2019. In this capacity, she was one of two deputy governors responsible for overseeing the BoC’s analysis and activities promoting a stable and efficient financial system. Prior to this, Ms. Patterson served as Special Adviser to the Governor and Senior Representative (Financial Markets) at the BoC’s Toronto Regional Office. Previous to her time at the BoC, Ms. Patterson was President and Country Head for Bank of America Merrill Lynch Canada. She is a recipient of the Diamond Jubilee Medal as a builder and innovator in Canada’s investment industry. Ms. Patterson received an honours degree in Business Administration from the University of Western Ontario and is a Chartered Financial Analyst.

Michael D. Penner – Mr. Penner is Chairman and Leading Operating Director of both US Infrastructure Corporation and Enfragen Energy and a corporate director. Mr. Penner was Chairman of the Board of Directors of Hydro-Québec from 2014 to 2018. He was the President and Chief Executive Officer of Peds Legwear prior to selling his company to Gildan Activewear Inc. in August 2016. Mr. Penner has been active in the community, on the Board of Directors of ICD Quebec and has served as a member of the Board of Directors of Les Grands Ballets Canadiens de Montréal, Selwyn House School, Hofstra University School of Law and McGill University Football. Mr. Penner holds a Bachelor of Arts degree from McGill University and a Juris Doctor from Hofstra University in New York.

Aaron W. Regent – Aaron Regent is Chairman of the Board of Scotiabank. He is the Founding Partner of Magris Resources Inc. and Chairman and Chief Executive Officer of Niobec Inc., companies involved with the acquisition, development and operation of mining and industrial mineral assets on a global basis. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management and Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario and is a chartered accountant and a Fellow of CPA Ontario.

Calin Rovinescu – Calin Rovinescu has served as President and Chief Executive Officer of Air Canada since April 2009 and announced that he will retire from this position on February 15, 2021. Mr. Rovinescu was the Executive Vice President, Corporate Development & Strategy of Air Canada from 2000 to 2004, and also held the position of Chief Restructuring Officer during the airline’s 2003-2004 restructuring. From 2004 to 2009, Mr. Rovinescu was a Co-founder and Principal of Genuity Capital Markets, an independent investment bank. Prior to 2000, he was the Managing Partner of the law firm Stikeman Elliott in Montréal. Mr. Rovinescu was Chair of the Star Alliance Chief Executive Board from 2012 to 2016 and Chair of the International Air Transport Association in 2014-2015 and he continues to serve on its Board of Governors. He is also a member of the Business Council of Canada. Mr. Rovinescu holds Bachelor of law degrees from the Université de Montréal and the University of Ottawa, and has been awarded six Honorary Doctorates from universities in Canada, Europe and the United States. Mr. Rovinescu was named the 14th Chancellor of the University of Ottawa in November 2015. In 2016, Mr. Rovinescu was recognized as Canada’s Outstanding CEO of the Year by the Financial Post Magazine. In 2018, Mr. Rovinescu was appointed a member of the Order of Canada. In 2019, Mr. Rovinescu was recognized as Strategist of the Year and as Canada’s Outstanding CEO of the Year for the second time by the Globe and Mail’s Report on Business magazine.

Susan L. Segal – Susan Segal was elected President and Chief Executive Officer of the Americas Society, an organization dedicated to education, debate and dialogue in the Americas, and Council of the Americas, a business organization whose members share a common interest in the western hemisphere, in August 2003. Previously, she was a banker for over 25 years with JPM Chase and its predecessor banks. Ms. Segal received a B.A. from Sarah Lawrence College and a M.B.A. from Columbia University. In 1999, she was awarded the Order of Bernardo O’Higgins, Grado de Gran Oficial in Chile. In 2009, President Alvaro Uribe of Colombia honored her with the Cruz de San Carlos award and in September 2012, Mexican President Calderón awarded her with the Aguila Azteca, the highest award given to a foreigner. In 2013, the North American-Chilean Chamber of Commerce recognized her as the Honorary Chilean of the Year. In 2018, Ms. Segal was

awarded Peru’s Order of “Merit for Distinguished Services” in the rank of Grand Official on behalf of President Martín Vizcarra.

Benita M. Warmbold – Ms. Warmbold is a corporate director, and the former Senior Managing Director and Chief Financial Officer of Canada Pension Plan (CPP) Investment Board having retired in July 2017. Over her nine years at CPP Investment Board, Ms. Warmbold was responsible for finance, risk, performance, tax, internal audit, legal, technology, data and investment operations. Prior to joining CPP Investment Board in 2008, Ms. Warmbold held senior leadership positions with Northwater Capital, Canada Development Investment Corporation and KPMG. She is Chair of the Canadian Public Accountability Board. Ms. Warmbold holds a B. Comm. (Honours) from Queen’s University and is a chartered professional accountant and a Fellow of CPA Ontario. Ms. Warmbold has been recognized three times as one of “Canada’s Most Powerful Women – Top 100,” and in 2016 was inducted into the WXN Hall of Fame.

Shareholders’ Auditors

Please refer to Table 81 on page 138 of the MD&A, which is incorporated herein by reference, for disclosure relating to the fees paid by the Bank to the Bank’s Shareholders’ Auditors, KPMG LLP in each of the last three fiscal years. The nature of these services is described below:

•

Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

•

Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

•

Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

•	Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.

The Audit and Conduct Review Committee has adopted policies and procedures (the “Policies”) for the pre-approval of services performed by the Bank’s Shareholders’ Auditors. The objective of the Policies is to specify the scope of services permitted to be performed by the Bank’s Shareholders’ Auditors and to ensure the independence of the Bank’s Shareholders’ Auditors is not compromised through engaging them for other services. The Policies state that the Audit and Conduct Review Committee shall pre-approve the following: audit services (all such engagements provided by the Bank’s Shareholders’ Auditors as well as all such engagements provided by any other registered public accounting firm); and other permitted services to be provided by the Bank’s Shareholders’ Auditors (primarily audit and audit-related services). The Bank’s Shareholders’ Auditors shall not be engaged in the provision of tax or other non-audit services, without the pre-approval of the Audit and Conduct Review Committee. The Policies also enumerate pre-approved services including specific audit, audit-related and other limited non-audit services that are consistent with the independence requirements of the U.S. Sarbanes-Oxley Act of 2002, Canadian independence standards for auditors and applicable legal requirements. The Policies are applicable to the Bank, its subsidiaries and entities that are required to be consolidated by the Bank. The Audit and Conduct Review Committee shall review and approve the Policies on a regular basis. The Policies do not delegate any of the Audit and Conduct Review Committee’s responsibilities to management of the Bank.

ADDITIONAL INFORMATION

Additional information relating to the Bank may be found on the SEDAR website at www.sedar.com and on the SEC’s website at www.sec.gov. For a description of Canadian bank resolution powers and the consequent risk factors attaching to certain liabilities of the Bank reference is made to https://www.scotiabank.com/ca/en/about/investors-shareholders/regulatory-disclosures/canadian-bank-resolution-powers-including-bail-in.html. Such information may also be found at www.sedar.com and at www.sec.gov/edgar. Information contained in or otherwise accessible through the websites mentioned in this Annual Information Form does not form a part of this Annual Information Form. All references in this Annual Information Form to websites are inactive textual references and are for your information only. Additional information, including directors’ and officers’ compensation, indebtedness and options to purchase securities, principal holders of the Bank’s securities and interests of insiders in material transactions, where applicable, is contained in the Management Proxy Circular. Additional financial information is provided in the Bank’s consolidated financial statements and MD&A for the year ended October 31, 2020. A copy of such documents may be obtained upon request from the Corporate Secretary’s Department, at Scotia Plaza, 44 King Street West, Toronto, Ontario, M5H 1H1 Tel: (416) 866-3672. E-mail: corporate.secretary@scotiabank.com.

Schedule A

Principal subsidiaries(1)

The following table presents certain operating subsidiaries the Bank owns, directly or indirectly. All of these subsidiaries are included in the Bank’s consolidated financial statements.

		Carrying value of shares
As at October 31 ($ millions)	Principal office	2020	2019
Canadian

1832 Asset Management L.P.	Toronto, Ontario	$1,562	$1,691
BNS Investments Inc.	Toronto, Ontario	14,510	14,292
Montreal Trust Company of Canada	Montreal, Quebec
The Bank of Nova Scotia Trust Company	Toronto, Ontario	155	127
National Trust Company	Stratford, Ontario	359	449
Roynat Inc.	Calgary, Alberta	409	439
Scotia Capital Inc.	Toronto, Ontario	2,338	1,634
Scotia Dealer Advantage Inc.	Burnaby, British Columbia	614	642
Scotia Mortgage Corporation	Toronto, Ontario	760	675
Scotia Securities Inc.	Toronto, Ontario	49	47
Tangerine Bank	Toronto, Ontario	3,264	3,629
Jarislowsky, Fraser Limited	Montreal, Quebec	957	952
MD Financial Management Inc.	Ottawa, Ontario	2,645	2,639

International

Scotiabank Colpatria S.A. (51%)	Bogota, Colombia	1,004	1,251
The Bank of Nova Scotia Berhad	Kuala Lumpur, Malaysia	332	326
BNS International (Bahamas) Limited(2)	Nassau, Bahamas	18,510	19,824
BNS Asia Limited	Singapore
The Bank of Nova Scotia Trust Company (Bahamas) Limited	Nassau, Bahamas
Grupo BNS de Costa Rica, S.A.	San Jose, Costa Rica
Scotiabank & Trust (Cayman) Ltd.	Grand Cayman, Cayman Islands
Scotiabank (Bahamas) Limited	Nassau, Bahamas
Scotiabank (British Virgin Islands) Limited(3)	Road Town, Tortola, B.V.I.
Scotiabank (Hong Kong) Limited	Hong Kong, China
Scotiabank (Ireland) Designated Activity Company	Dublin, Ireland
Scotiabank (Turks and Caicos) Ltd.	Providenciales, Turks and Caicos Islands
BNS International (Panama) S.A.	Panama City, Panama
Grupo Financiero Scotiabank Inverlat, S.A. de C.V. (97.4%)	Mexico City, Mexico	4,320	4,512
Nova Scotia Inversiones Limitada	Santiago, Chile	5,255	5,096
Scotiabank Chile S.A. (76.01%)	Santiago, Chile
Scotia Holdings (US) Inc.(4)	New York, New York
Scotia Capital (USA) Inc. (4)(5)	New York, New York
Scotiabank Brasil S.A. Banco Multiplo	Sao Paulo, Brazil	282	382
Scotiabank Caribbean Holdings Ltd.	Bridgetown, Barbados	1,842	1,842
Scotia Group Jamaica Limited (71.8%)	Kingston, Jamaica
The Bank of Nova Scotia Jamaica Limited	Kingston, Jamaica
Scotia Investments Jamaica Limited	Kingston, Jamaica
Scotiabank (Belize) Ltd.	Belize City, Belize
Scotiabank Trinidad and Tobago Limited (50.9%)	Port of Spain, Trinidad and Tobago
Scotiabank (Panama) S.A.	Panama City, Panama
Scotiabank Uruguay S.A.	Montevideo, Uruguay	472	489
Scotiabank de Puerto Rico(3)	San Juan, Puerto Rico	—	1,017
Scotiabank El Salvador, S.A.(3)	San Salvador, El Salvador	—	325
Scotiabank Europe plc	London, United Kingdom	2,505	2,418
Scotiabank Peru Holding S.A.	Lima Peru	5,677	5,676
Scotiabank Peru S.A.A. (98.05%)	Lima, Peru
Profuturo AFP S.A.	Lima, Peru
Scotiabank Republica Dominicana, S.A.– Banco Multiple(6)	Santo Domingo, Dominican Republic	808	402
Scotiabank Barbados Limited	Bridgetown, Barbados	219	—
(1)	The Bank (or immediate parent of an entity) owns 100% of the outstanding voting shares of each subsidiary unless otherwise noted.
(2)	Formerly The Bank of Nova Scotia International Limited. Effective April 5, 2019, the name was changed to BNS International (Bahamas) Limited.
(3)	These subsidiaries were divested during the year.
(4)	The carrying value of this subsidiary is included with that of its parent, BNS Investments Inc.
(5)	The carrying value of this subsidiary is included with that of its parent, Scotia Holdings (US) Inc.
(6)	Formerly Banco Dominicano del Progreso, S.A. – Banco Multiple. Effective June 1, 2020, the name was changed to Scotiabank, Republica Dominicana, S.A. – Banco Multiple.

Subsidiaries may have a different reporting date from that of the Bank of October 31. Dates may differ for a variety of reasons including local reporting requirements or tax laws. In accordance with the Bank’s accounting policies, for the purpose of inclusion in the consolidated financial statements of the Bank, adjustments are made where significant for subsidiaries with different reporting dates.

Schedule B

Definition of Credit Ratings

Moody’s

Moody’s short-term ratings are assigned to obligations with an original maturity of thirteen months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The “P-1” rating indicates that an issuer has a superior ability to repay short-term debt obligations.

Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. Obligations rated “Aa” are judged to be of high quality and are subject to very low credit risk. Obligations rated “A” are judged to be upper-medium grade and are subject to low credit risk. Obligations rated “Baa” are judged to be medium-grade and subject to moderate credit risk and as such may possess certain speculative characteristics. The numerical modifiers 1, 2 and 3 indicate that the obligation ranks in the higher end, mid-range or lower end, respectively, of that generic rating category.

Additionally, a *(hyb)* indicator is appended to all ratings of hybrid securities issued by banks, insurers, finance companies, and securities firm.

The Moody’s rating outlook is an opinion regarding the likely rating direction over the medium term. The “Stable” outlook indicates a low likelihood of a rating change over the medium term.

S&P

S&P short-term issue credit ratings are generally assigned to those obligations considered short-term in the relevant market. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. A short-term obligation rated “A-1” is rated in the highest category and indicates S&P’s view that an obligor’s capacity to meet its financial commitments on these obligations is strong.

S&P long-term issue credit ratings are based, in varying degrees, on S&P Global Ratings’ analysis of the following considerations: likelihood of payment – capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; nature of and provisions of the obligation, and the promise they impute; and protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. A rating in the “A” category means the obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong. An obligation rated in the “BBB” category indicates that the obligation exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.

An S&P Global Ratings preferred share rating on the Canadian scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P Global Ratings. The Canadian scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian scale. It is the practice of S&P Global Ratings to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer. A reference to “high” or “low” reflects the relative strength within the rating category, and the absence of either a “high” or “low” designation indicates the rating is in the middle of the category.

An S&P Global Ratings outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. The “Stable” rating outlook means that a rating is not likely to change.

Fitch

A short-term issuer or obligation rating is based in all cases on the short-term vulnerability to default of the rated entity and relates to the capacity to meet financial obligations in accordance with the documentation governing the relevant obligation. Short-term deposit ratings may be adjusted for loss severity. Short-Term Ratings are assigned to obligations whose initial maturity is viewed as “short term” based on market convention. A rating of “F1+” denotes the highest short-term credit quality, indicating the strongest intrinsic capacity for the timely payment of financial commitments. The added “+” denotes an exceptionally strong credit feature.

Long-term credit ratings are used as a benchmark measure of probability of default and are formally described as an Issuer Default Rating (“IDR”). IDRs opine on an entity’s relative vulnerability to default (including by way of a distressed debt exchange) on financial obligations. A rating of “AA” denotes expectation of very low default risk and indicates very strong capacity for payment of financial commitments; this capacity is not significantly vulnerable to foreseeable events. A rating of “A” denotes expectations of low default risk and the capacity for payment of financial commitments is considered strong; this capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. Within some of the rating levels, Fitch further differentiates the rankings by adding the modifiers “+” or “-” to denote relative status within major rating categories.

Rating Outlooks indicate the direction a rating is likely to move over a one-to-two year period. They reflect financial or other trends that have not yet reached or been sustained the level that would cause a rating action, but which may do so if such trends continue. The “Stable” rating outlook means that the rating is not likely to change over a one-to-two year period.

DBRS

The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “high”, “middle” and “low”. An obligation rated R-1(high) is of the highest credit quality and indicates the capacity for the payment of short-term financial obligations as they fall due is exceptionally high; unlikely to be adversely affected by future events.

The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which the obligations have been issued. Ratings are based on quantitative and qualitative considerations relevant to the issuer, and the relative ranking of claims. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. Long-term financial obligations rated “AA” are of superior credit quality and capacity for the payment is considered high; credit quality differs from AAA only to a small degree; unlikely to be significantly vulnerable to future events. Long-term financial obligations rated “A” are of good credit quality and capacity for payment is considered substantial, but of lesser credit quality than AA; and may be vulnerable to future events, but qualifying negative factors are considered manageable.

The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. This scale may also apply to certain hybrid securities, in which case references to dividend throughout will reflect interest commitments of the hybrid security. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. The “Pfd-2” rating indicates that the preferred shares are of satisfactory credit quality.

Rating trends provide guidance in respect of DBRSs opinion regarding outlook for the rating in question. The “Stable” rating trend represents an indication that there is less likelihood that the rating could change in the future than would be the case if the rating trend was “Negative”.

Schedule C

CHARTER

AUDIT AND CONDUCT REVIEW COMMITTEE OF THE BOARD OF DIRECTORS OF

THE BANK OF NOVA SCOTIA

The Audit and Conduct Review Committee of the Board of Directors (the “Committee”) has the responsibilities and duties as outlined below:

AUDIT

A.	Mandate

1.	To perform such duties as may be required by:

•	the Bank Act (the “Bank Act”), the regulations thereunder and guidelines of the Office of the Superintendent of Financial Institutions Canada (“OSFI”); and

•

other applicable legislation and regulations, including those of the Ontario Securities Commission and the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange (“NYSE”), the Securities and Exchange Commission and the Sarbanes-Oxley Act, 2002,

as more fully described under the heading “Duties” below.

2.	To assist the Board of Directors (the “Board”) in fulfilling its oversight responsibilities for:

•	the integrity of the Bank’s consolidated financial statements and related quarterly results releases;

•	the system of internal control, including internal control over financial reporting and disclosure controls and procedures (“internal controls”);

•	the external auditor’s qualifications, independence and performance; and

•	the Bank’s finance, compliance and internal audit functions.

3.	To perform such other duties as may from time to time be assigned to the Committee by the Board.

4.	To act as the audit committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.

B.	Authority

The Committee has authority to:

•	conduct or authorize investigations into any matters within its scope of responsibility;

•	retain, as appropriate and at the Bank’s expense, independent counsel, accountants or others to advise the Committee or assist in the conduct of an investigation;

•	meet with Bank officers, the external auditor or outside counsel, as necessary;

•	determine appropriate funding for independent advisors;

•	communicate directly with the internal and external auditors;

•	receive all material correspondence between the external auditor and management related to audit and interim review findings; and

•	call a meeting of the Board to consider any matter of concern to the Committee.

C.	Duties

The Committee shall:

Financial Information

•

review the quarterly and annual consolidated financial statements of the Bank prior to approval by the Board and disclosure to the public, and satisfy itself that the financial statements present fairly the financial position, results of operations and cash flows of the Bank;

•

review should include discussion with management and the external auditor of significant issues, including significant accounting policies, regarding the financial results, accounting principles, practices and management estimates and judgments;

•	satisfy itself that the Bank’s accounting practices are prudent and appropriate;

•	review the quarterly and annual Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) prior to review and approval by the Board;

•

review any material proposed changes in accounting standards and securities policies or regulation relevant to the Bank’s consolidated financial statements and approve any material changes in accounting policies related to the Bank’s consolidated financial statements;

•	review any tax matters material to the financial statements;

•

be satisfied that adequate procedures are in place for the review of the Bank’s public disclosure of all consolidated financial statements, related quarterly results press releases and financial information extracted or derived from the Bank’s consolidated financial statements and periodically assess the adequacy of these procedures;

•	review material financial press releases prior to public disclosure;

•	review earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies prior to public disclosure;

•	review investments and transactions that could adversely affect the well-being of the Bank brought to its attention by the external auditor or by any officer of the Bank;

•	discuss significant financial risk exposures and the steps management of the Bank has taken to monitor, control and report such exposures;

•	review the Annual Information Form and Form 40-F; and

•

review the process relating to and the certifications of the Chief Executive Officer and the Chief Financial Officer on the integrity of the Bank’s quarterly and annual consolidated financial statements.

Internal Controls

•

require Bank management to implement and maintain appropriate internal control procedures including anti-fraud controls and review, evaluate and approve these procedures, including the Bank’s Internal Control Policy, as part of the Bank’s overall internal control framework;

•

receive and review reports from management and internal audit on the design and operating effectiveness of the internal control framework and any significant control breakdowns, including any reports concerning significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Bank’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees who have a significant role in the Bank’s internal controls;

•	as part of this review, the Committee should discuss with management whether any deficiencies identified may be systemic or pervasive;

•	receive and review the external auditor’s audit report on the Bank’s internal controls over financial reporting as of the Bank’s year end; and

•

require management to establish procedures and review and approve the procedures established for the receipt, retention, treatment and resolution of complaints received by the Bank regarding accounting, internal accounting controls or auditing matters, including confidential, anonymous submissions from employees, as part of the Bank’s Whistleblower Policy and Procedures, and carry out the Committee’s responsibilities under the Bank’s Whistleblower Policy and Procedures, as required.

Finance

•	oversee the Finance Department, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Chief Financial Officer of the Bank;

•	annually reviewing and approving the mandate of the Chief Financial Officer and the charter of the Finance Department;

•	annually reviewing and approving the organizational structure of the Finance Department;

•	annually reviewing and approving the Finance Department’s resources and budget;

•

annually assessing the effectiveness of the Chief Financial Officer and the effectiveness of the Finance Department, and annually approving the performance review of the Chief Financial Officer, taking into consideration any regulatory findings with respect to the finance function;

•	conveying its views to the Human Resources Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Chief Financial Officer;

•	considerations to be factored into the total compensation to be paid to the Chief Financial Officer; and

•	succession planning for the role of Chief Financial Officer;

•	overseeing that the Finance Department has unfettered access and a functional reporting line to the Committee;

•	periodically requesting independent reviews of the Finance Department, reviewing the results of such reviews and reporting such results to the Board; and

•	overseeing that deficiencies identified related to the Finance Department are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions.

Compliance

•	approve the Compliance Risk Summary Framework;

•	receive reports from management on the Bank’s compliance with legal and regulatory requirements and the adequacy and effectiveness of the Bank’s compliance controls, including:

•	review the annual and other periodic reports of Global Compliance; and

•	follow up with management on plans to remediate any deficiencies identified in reports and on any regulatory recommendations or findings, and discuss if weaknesses may exist elsewhere;

•	meet, on its own or with the Board, with representatives of OSFI to discuss OSFI’s supervisory results;

•	meet with Bank management to review and discuss the Bank’s response to OSFI’s recommendations and suggestions pursuant to their supervisory activities;

•	review any issues raised by Internal Audit that address the appropriateness and effectiveness of the Bank’s Compliance Risk Summary Framework and management of significant compliance risks;

•	oversee the Global Compliance Department, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Chief Compliance Officer;

•	annually reviewing and approving the mandate for the Chief Compliance Officer and the charter of the Global Compliance Department;

•	annually reviewing and approving the organizational structure of the Global Compliance Department;

•	annually reviewing and approving the Global Compliance Department’s resources and budget;

•

annually assessing the effectiveness of the Chief Compliance Officer and the effectiveness of the Global Compliance Department, and annually approving the performance review of the Chief Compliance Officer, taking into consideration any regulatory findings with respect to the Global Compliance Department;

•	conveying its view to the Chief Risk Officer and the Human Resources Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Chief Compliance Officer;

•	considerations to be factored into the total compensation to be paid to the Chief Compliance Officer; and

•	succession planning for the role of Chief Compliance Officer;

•	overseeing that Global Compliance has unfettered access and a functional reporting line to the Committee;

•	periodically requesting independent reviews of the Global Compliance Department, reviewing the results of such reviews and reporting such results to the Board; and

•	overseeing that deficiencies identified related to Global Compliance are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions.

Internal Audit

•	review the quarterly and other reports of the Chief Auditor;

•	review any matters of significance that arose from non-audit engagements performed by the Audit Department;

•

regularly meet with the Chief Auditor with and/or without management, to discuss the effectiveness of the Bank’s internal control, risk management (including anti-money laundering) and governance processes;

•	oversee the Audit Department, having regard to its independence, by:

•	reviewing and approving the appointment and/or removal of the Chief Auditor;

•	annually reviewing and approving the mandate of the Chief Auditor and the charter of the Audit Department;

•	annually reviewing and approving the organizational structure of the Audit Department;

•	annually reviewing and approving the annual audit plan, overall risk assessment methodology, budgets and resources of the Audit Department;

•

annually assessing the effectiveness of the Chief Auditor and the Audit Department, taking into consideration the objectivity and independence of the Bank’s internal audit function, and annually approving the performance review of the Chief Auditor, taking into consideration any regulatory findings with respect to the Audit Department;

•	conveying its view to the Human Resources Committee on the following matters:

•	the assessment of the effectiveness and performance review of the Chief Auditor;

•	considerations to be factored into the total compensation to be paid to the Chief Auditor; and

•	succession planning for the role of Chief Auditor;

•	periodically reviewing results of the internal Quality Assurance and Improvement Program;

•	periodically requesting independent reviews of the Audit Department, reviewing the results of such reviews and reporting such results to the Board;

•	overseeing that deficiencies identified related to the Audit Department are remedied within an appropriate time frame and reporting to the Board on the progress of necessary corrective actions; and

•	advising the Board of any recommendations for the continuous improvement of the Audit Department;

•	ensure the Audit Department has unfettered access and a direct and independent reporting line to the Committee;

•	provide for an open avenue of communication between the Audit Department and the Board;

•	ensure that the Audit Department’s recommendations are adequately considered and acted on, by providing the Audit Department with the authority to follow-up on observations and recommendations; and

•	review and approve the Internal Audit Third Party Risk Management Policy.

External Auditor

•	have responsibility for the oversight of the external auditor who reports directly to the Committee;

•	recommend to the Board the retention or termination of the Bank’s external auditor, subject to shareholder ratification;

•

review and approve the annual audit plan and letter(s) of engagement, and as part of such review, satisfy itself that the Bank’s audit plan is risk based and covers all relevant activities over a measurable cycle;

•	annually review the external auditor’s opinion on the annual financial statements;

•

review and evaluate the external auditor’s qualifications, performance and independence, including a review and evaluation of the lead audit partner, taking into consideration the opinions of management and the Bank’s Audit Department in such evaluation and any concerns raised by OSFI or other stakeholders about the external auditor’s independence;

•

consistent with the Committee’s annual assessment and periodic comprehensive review of the external auditors, the Committee shall establish a policy that stipulates the criteria for the Bank tendering the contract for the role of the Bank’s external auditor;

•

as part of this policy and any review undertaken by the Committee, the Committee should periodically consider whether to put the external auditor contract out for tender, taking into consideration the length of the current external auditor’s tenure and the risks that tenure may pose to the external auditor’s objectivity and independence;

•	receive the CPAB’s annual public report, along with any notices required to be communicated by the external auditor to the Committee, including those required by CPAB, OSFI and PCAOB;

•	review and recommend to the Board the annual fee for the audit of the Bank’s consolidated financial statements;

•	as part of this review, the Committee should satisfy itself that the level of audit fees is commensurate with the scope of work undertaken;

•

review and pre-approve in accordance with established pre-approval policy, all services to be provided by the external auditor, including audit and audit related services and permitted tax and non-audit services;

•	delegate the authority to pre-approve non-audit services to a member of the Committee;

•	review external auditor services pre-approved by the delegate of the Committee;

•	review annually the total fees paid to the external auditor by required categories;

•	at least annually, obtain and review reporting from the external auditor describing:

•	the firm’s internal quality-control procedures;

•

any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, regarding one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

•	the skill and resources (amount and type) of the firm; and

•	an assessment of all relationships between the external auditor and the Bank that pertain to independence;

•	review the rotation plan for partners on the engagement;

•	meet with the external auditor and with management to discuss the quarterly and the annual consolidated financial statements and the Bank’s disclosure under any MD&A;

•	review with management and the external auditor all matters required to be communicated to the Committee under generally accepted auditing standards;

•	review with the external auditor any audit problems or difficulties and management’s response;

•	discuss with the external auditor the OSFI returns, investments or transactions reviewed by the Committee;

•	resolve any disputes between the external auditor and management; and

•	review and approve policies for the Bank’s employment of current and former employees or partners of the current or former external auditor.

Other Duties

•	review the periodic reports on litigation matters;

•	review such returns as specified by OSFI;

•	provide for an open avenue of communication between internal audit, the external auditor and the Board;

•	annually, review the charter for the Committee and evaluate the Committee’s effectiveness in fulfilling its mandate;

•	prepare a committee report for inclusion in the Bank’s management proxy circular; and

•	institute and oversee special investigations as needed.

CONDUCT REVIEW

D.	Mandate

1.

To perform the duties with respect to the Bank’s procedures for ensuring its transactions with its related parties comply with Part XI of the Bank Act and any regulations thereunder as more fully described under the heading “Duties” below.

2.	In the event a widely held bank holding company or insurance holding company has a significant interest in any class of shares of the Bank:

•

to establish policies for entering into transactions referred to in subsection 495.1(1) of the Bank Act, including transactions with a holding company or any other related party of the Bank that is an entity in which the holding company has a substantial investment; and

•

to review certain of the Bank’s transactions that are referred to in subsection 495.3(1) of the Bank Act including any transaction with a widely held insurance or bank holding company or any other related party in which they hold a substantial investment.

3.

To perform such duties as are required by the Bank Act to be dealt with by a committee of the Board concerning the monitoring of adherence to procedures for identifying potential conflicts of interest and for resolving such conflicts of interest, for restricting the use of confidential information, for providing disclosure of information to customers and for dealing with customer complaints as required under subsection 455(1) of the Bank Act, and as more fully described under the heading “Duties” below.

4.	To assist the Board in fulfilling its oversight responsibilities for:

•	setting standards of conduct and ethical behaviour; and

•	the oversight of conduct review and conduct risk.

5.	To perform such other duties as are required under the Bank Act or by OSFI, or as may from time to time be assigned by the Board.

6.	To monitor and fulfill the compliance requirements of the Bank in respect of the Financial Consumer Agency of Canada.

7.	To act as the conduct review committee for any federally chartered Canadian financial institution beneficially owned by the Bank as determined by the Board.

E.	Duties

1.	Establish criteria for determining whether the value of transactions with related parties of the Bank is nominal or immaterial to the Bank;

2.	Approve the terms and conditions of:

•	loans, other than margin loans, to senior officers of the Bank on terms and conditions more favourable to the senior officers than those offered to the public; and

•

loans to spouses or common-law partners of senior officers of the Bank on the security of mortgages of the principal residences of such spouses or common-law partners on terms and conditions more favourable than those offered to the public;

3.

Approve the practice of the Bank making financial services, other than loans or guarantees, available to senior officers of the Bank or to spouses or common-law partners, or children who are less than 18 years of age of senior officers of the Bank, on terms and conditions more favourable than those offered to the public, provided the financial services are offered by the Bank to its employees on those favourable terms and conditions;

4.

Require Bank management to establish procedures to enable the Bank to verify that its transactions with related parties of the Bank comply with Part XI of the Bank Act and to review those procedures and their effectiveness. These procedures should, among other things, enable management to verify that:

•	all related party transactions are on terms and conditions at least as favourable to the Bank as market terms and conditions, other than transactions referred to in clauses 2 and 3 above;

•	loans to full-time senior officers, other than margin loans and mortgages on their principal residences, do not exceed the greater of twice their annual salaries and $100,000;

•

aggregate loans or guarantees to, and investments in the securities of any related party (subject to certain exceptions) do not exceed 2% of the Bank’s regulatory capital unless the approval of 2/3 of the Board has been obtained; and

•	aggregate loans or guarantees to, and investments in the securities of all related parties (subject to certain exceptions) do not exceed 50% of the Bank’s regulatory capital;

5.	Review the practices of the Bank to identify any transactions with related parties of the Bank that may have a material effect on the stability or solvency of the Bank;

6.

Monitor the procedures established by the Board to resolve conflicts of interest, including techniques for the identification of potential conflict situations and for restricting the use of confidential information;

7.

Monitor the procedures established by the Board to provide disclosure to customers of the Bank of information that is required to be disclosed by the Bank Act, and for dealing with and reporting complaints made by customers of the Bank who have requested or received products or services in Canada and to satisfy itself that these procedures are being adhered to by the Bank;

8.	Review the Conduct Risk Summary Framework, prior to review and approval by the Board;

9.

Review and, if appropriate, recommend for Board approval the Scotiabank Code of Conduct which includes the standards of business conduct and ethical behaviour for employees, officers and directors of the Bank and its subsidiaries and recommend for approval by the Board any exceptions from the Scotiabank Code of Conduct , as appropriate;

10.	Review reports from Global Compliance on compliance with the Scotiabank Code of Conduct and any instances of material deviation therefrom with corrective actions taken;

11.	Review the annual letter of certification from the Chief Executive Officer on the Bank’s compliance with the Scotiabank Code of Conduct;

12.	Monitor the Bank’s exposure to material conduct risk and review the Bank’s conduct risk management practices including its identification, measurement, monitoring and assessment of conduct risk;

13.	Review reports to the Committee relating to conduct risk;

14.	Review with management the results of their assessment of the Bank’s conduct risk and their plans to remediate any material deficiencies identified; and

15.	Monitor the procedures established by the Bank to mitigate conduct risk.

COMMITTEE OPERATIONS

F.	Reporting

After each meeting of the Committee, the Committee is required to report to the Board on matters reviewed by the Committee. The Committee shall also report as required to the Risk Committee on relevant issues.

The Chair of the Committee shall review, for completeness, the Board’s report to OSFI with respect to conduct review matters on the Committee’s activities during the year. This report must be filed within 90 days after the Bank’s financial year-end.

The Committee shall review and assess the adequacy of this Charter on an annual basis and report the results of this review to the Corporate Governance Committee of the Board.

G.	Composition

Structure

The Committee shall consist of a minimum of three Directors. No member of the Committee may serve on more than three audit committees of public company boards without the consent of the Corporate Governance Committee and the Board.

Each member must be financially literate or become financially literate within a reasonable period of time subsequent to his/her appointment to the Committee. At least one member must be a financial expert. There should also be a reasonable representation of other key competencies on the Committee, as determined by the Corporate Governance Committee.

Independence

The Committee is composed entirely of independent directors as defined in applicable laws, rules and regulations and as determined pursuant to the Director Independence Standards approved by the Board for Committee members.

No member of the Committee may be an officer or employee of the Bank or of any of its subsidiaries or affiliates. No member may be a person who is affiliated with the Bank.

Directors’ fees are the only compensation a member of the Committee may be paid by the Bank.

Appointment of Committee Members

Members of the Committee are appointed or reappointed annually by the Board, upon the recommendation of the Corporate Governance Committee, such appointments to take effect immediately following the annual meeting of the shareholders of the Bank. Members of the Committee shall hold office until their successors are appointed, or until they cease to be Directors of the Bank.

Vacancies

Vacancies may be filled for the remainder of the current term of appointment of members of the Committee by the Board, subject to the requirements under the headings “Structure” and “Independence” above.

Appointment and Qualifications of Committee Chair

The Board shall appoint from the Committee membership, a Chair for the Committee to preside at meetings. In the absence of the Chair, one of the other members of the Committee present shall be chosen by the Committee to preside at that meeting.

The Chair for the Committee must have all of the qualifications for Committee membership and have accounting or related financial management expertise.

H.	Meetings

Calling of Meetings

Meetings of the Committee may be called by the Chair, by any two members of the Committee or the external auditor. Members may participate in meetings in person or by telephone, electronic or other communications facilities.

Written resolutions in lieu of a meeting are permitted, solely in accordance with the Bank Act.

The Committee shall hold an in camera session immediately prior to and/or following the conclusion of the regular agenda matters. The Committee shall also hold in camera sessions, separately at each Committee meeting, with each of the

Chief Financial Officer, Chief Compliance Officer, Chief Auditor and the external auditor. The Committee shall also meet separately, at least quarterly, with management.

To facilitate communication between the Committee and the Risk Committee, the Chair of the Risk Committee shall receive notice of all Committee meetings and may attend Committee meetings by invitation as a non-voting observer.

The Committee may invite any director, officer or employee or any other person to attend meetings to assist the Committee with its deliberations.

Notice of Meetings

Notice of meeting of the Committee shall be sent by prepaid mail, by personal delivery or other means of transmitted or recorded communication or by telephone at least 12 hours before the meeting to each member of the Committee at the member’s address or communication number last recorded with the Corporate Secretary. A Committee member may in any manner waive notice of a meeting of the Committee and attendance at a meeting is a waiver of notice of the meeting, except where a member attends for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called.

Notice to the Internal Auditor and External Auditor

The Chief Auditor and the external auditor are entitled to receive notice of every meeting of the Committee and, at the expense of the Bank, to attend and be heard at each meeting and to have the opportunity to discuss matters with the independent directors, without the presence of management.

Frequency

The Committee shall meet at least quarterly.

Quorum

The quorum for a meeting of the Committee shall be a majority of its members, subject to a minimum of 2 members.

Secretary and Minutes

The Corporate Secretary or, in the absence of the Corporate Secretary, an Assistant Corporate Secretary of the Bank shall act as Secretary of the Committee.

Minutes of meetings of the Committee shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Committee and to the Board, if required by the Board.

This Charter was last reviewed and approved by the Board on June 23, 2020.